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                             March 21, 2024

       Karen Haller
       President and Chief Executive Officer
       Southwest Gas Holdings, Inc.
       8360 S. Durango Drive
       Las Vegas, NV 89113

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 8, 2024
                                                            File No. 001-37976

       Dear Karen Haller:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Approval of the Company's Tax-Free Spin Protection Plan, page 83

   1. Please revise your disclosure to state the general effect of the Tax-Free Spin Protection
                                                        Plan. Refer to Item 19
of Schedule 14A, including Instruction 2 to such item. For
                                                        example, we note your
disclosure in your current report on Form 8-K filed on November
                                                        6, 2023 that the Rights
may have certain anti-takeover effects, and your disclosure in such current report that the
Plan works by imposing a significant penalty upon any person or group of affiliated or
associated persons that acquires a certain percentage or more of the outstanding common
stock, except in certain situations specified in the Plan.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Karen Haller
Southwest Gas Holdings, Inc.
March 21, 2024
Page 2

        Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584
with any questions.



                                                         Sincerely,
FirstName LastNameKaren Haller
                                                         Division of
Corporation Finance
Comapany NameSouthwest Gas Holdings, Inc.
                                                         Office of Energy &
Transportation
March 21, 2024 Page 2
cc:       John Hensley
FirstName LastName